HNI Corporation  408 East Second Street, Muscatine, Iowa 52761, Tel 563 272 7400, Fax 563 272 7347, www.hnicorp.com

    June 5, 2009

Ms. Pamela Long                                                                                         VIA EDGAR AND FEDERAL EXPRESS
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:    HNI Corporation
         Amendment No. 1 to Registration Statement on Form S-3
         Filed April 28, 2009
         File No. 333-157578
         Definitive Proxy Statement on Schedule 14A
         Filed March 30, 2009
         File No. 1-14225
         Form 10-K for the year ended January 3, 2009
         Filed February 27, 2009
         File No. 1-14225

Dear Ms. Long:

Reference is made to your letter dated May 7, 2009 regarding comments by the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-captioned filings of HNI Corporation (the "Corporation," "we," "us," or "our").  This letter responds to each comment of that letter.  For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in that letter.  The Staff comments appear in bold and italics and the responses of the Corporation follow immediately thereafter.  Enclosed herewith is a marked copy of the revised registration statement showing our changes to the amended registration statement based on your comments.

.

               Ms. Pamela Long
               U.S. Securities and Exchange Commission

               June 5, 2009

Amendment No. 1 to Registration Statement on Form S-3

1.    We note your response to comment five from our letter dated March 23, 2009 and reissue this comment.  Please be advised that you may not qualify your summary in this manner.  Refer to Rule 411 (c) of Regulation C.  In addition, please remove the statement that the summary description is not complete.  A summary by its nature is not complete.  The use of this statement suggests that you may not have summarized the material provisions.

The Corporation respectfully acknowledges the Staff’s comment with respect to the qualifying language contained in the "Description of Common Stock," "Description of Preferred Stock" and "Certain Provisions of Iowa Law and The Corporation's Articles of Incorporation and By-laws" sections of the registration statement and has revised such qualifying language accordingly.  In addition, the Corporation has removed the statement regarding the incomplete nature of the summary from each of the three sections of the registration statement identified in the previous sentence.

2.    We note your response to comments one and nine from our letter dated March 23, 2009 and reissue these comments with respect to the legal opinion.  In this regard, we note that counsel must opine that the guarantees, purchase contracts and units will be binding obligations of the company.

The Corporation respectfully acknowledges the Staff's comment with respect to the legal opinion and had counsel revise the opinion to include a statement that the guarantees, purchase contracts and units will be binding obligations of the Corporation.

3.    We note your response to comment 11 from our letter dated March 23, 2009 and reissue this comment.  In this regard, we note that counsel has filed its new legal opinion, which continues to include the language noted in our prior comment.

The Corporation respectfully acknowledges the Staff's comment with respect to qualification of the legal opinion and had counsel revise the opinion to change the date on which the opinion is qualified from the date of the opinion to the effective date of the registration statement.

4.    With respect to each co-registrant, please file its articles of incorporation and bylaws.  Refer to Item 601 (b)(3) of Regulation S-K.

               Ms. Pamela Long
               U.S. Securities and Exchange Commission

               June 5, 2009

The Corporation respectfully acknowledges the Staff's comment with respect to filing the articles of incorporation and bylaws for each co-registrant and has revised the registration statement accordingly.

Definitive Proxy Statement on Schedule 14A

5.    Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Compensation Discussion and Analysis, page 17

Financial Goals, page 20

6.    We note disclosure that you consider the economic profit goals and achievements of HON, HNII and Lamex "to be confidential."  Please provide us with a detailed explanation for such conclusion, and note that we may have additional comments.  Refer to Instruction 4 to Item 402(b) of Regulation S-K.

The Corporation previously resolved a very similar comment from the Staff in connection with the Staff's review of the Corporation's Definitive Proxy Statement on Schedule 14A filed with the Commission on on March 23, 2007.  Please refer to the Corporation's correspondence to the Staff dated November 16, 2007 and January 25, 2008 in response to the Staff's comments as well as the Corporation's confidential treatment requests dated November 16, 2007 and January 25, 2008.  Please let me know if you would like copies of either the correspondence or the confidential treatment requests.

7.    We note the financial goals disclosed at the bottom of page 20.  Please disclose the actual results and how they correlated to the payments set forth in the table on page 22.  Please also comply with this comment with respect to the goals established for your performance plan, as discussed beginning on page 23.

The Corporation respectfully acknowledges the Staff's comment and will disclose in future filings, as applicable, the actual results (i.e., economic profit achievement) for the Corporation as a whole and

               Ms. Pamela Long
               U.S. Securities and Exchange Commission

               June 5, 2009

Hearth & Home Technologies Inc. ("HHT"), one of the Corporation's operating units and the only operating unit included in the Corporation's hearth products operating segment, if such results are material to an understanding of the Corporation's executive compensation program.  In such situations, the Corporation will also disclose how the actual results correlate to any payments made to the named executive officers.

The Corporation did disclose, on page 20 of the Corporation's Definitive Proxy Statement on Schedule 14A filed March 30, 2009 (the "Proxy Statement"), the actual results for HHT - $(21,275,000) economic profit achievement in 2008.  Such results earned Bradley D. Determan, one of the Corporation's named executive officers whose compensation is tied to the financial performance of HHT, a payout of $118,800 under the financial performance component of the Corporation's annual incentive plan and are thus material to an understanding of the Corporation's executive compensation program.  The chart below shows percentage payout for the financial component of Mr. Determan's annual incentive award based on the actual economic profit achievement of HHT.  For HHT economic profit achievement of $(21,275,000), Mr. Determan earned an 80% payout on the financial component of his 2008 annual incentive award.  As disclosed in the Proxy Statement, Mr. Determan's 2008 annual incentive award target was $247,500, 60% (or $148,500) of which is tied to the financial performance of HHT - 80% of $148,500 is $118,800.

HHT- 2008 Annual Incentive Plan Matrix
Economic Profit Achievement ($)	Financial Component of Annual Incentive Award – Payout (%)
(26,234,000)	50
(22,089,000)	75
(17,944,000)	100
(16,061,000)	125
(14,177,000)	150
(12,294,000)	175
(10,411,000)	200

The Corporation does not believe actual results which fail to warrant a payout to named executive officers under the financial performance component of the Corporation’s annual incentive plan are material to an understanding of the Corporation’s executive compensation program.  Consequently, the Corporation did not disclose the actual results for the Corporation as such results were insufficient to warrant a payout under the financial performance component of the Corporation’s annual incentive plan for Stan A. Askren and Kurt A. Tjaden, two of the named executive officers whose compensation is tied to the financial performance of the Corporation.

               Ms. Pamela Long
               U.S. Securities and Exchange Commission

               June 5, 2009

The Corporation takes the same position with respect to disclosure of actual results (i.e., cumulative economic profit achievement) for the Corporation as a whole and the Corporation's office furniture and hearth products operating segments under the Corporation's Long-Term Performance Plan (the "LTPP") - results insufficient to warrant payouts for named executive officers are not material to an understanding of the Corporation's executive compensation program.  Consequently, the Corporation did not disclose the actual results for the Corporation or the Corporation's office furniture and hearth products operating segments as such results were insufficient to warrant a payout under the LTPP for any of the named executive officers.

Long-Term Incentives, page 22

8.    We note that you target long-term incentive payments for the market median.  Please disclose how each named executive officer's payments measured against the market median.

The Corporation respectfully acknowledges the Staff's comment and will disclose in future filings, as applicable, how the long-term incentive target awards for each of the Corporation's named executive officers compare against the market median long-term incentive target awards for comparable positions.  Please note the Corporation generally sets targeted long-term incentive compensation for each of the named executive officers approximately at the market median (see pages 22 and 23 of the Proxy Statement).  The Corporation does not target actual long-term incentive payouts at the market median.  The Corporation derives the market median primarily from the competitive review and analysis of the Corporation's executive compensation program produced by Mercer Human Resource Consulting, described on page 19 of the Proxy Statement.  In future filings, as applicable, the Corporation will include a table similar to the table set forth below comparing the long-term incentive target awards for the named executive officers in 2008 against the market median long-term incentive target awards for comparable positions.

Participant	Total Long-Term Incentive Target Award ($) (1)	Base Salary at Time of Award ($)	Total Long-Term Incentive Target Award (% of Base Salary)	Market Median Long-Term Incentive Target Award (% of Base Salary)
Stan A. Askren	1,470,004	735,004	200	234
Kurt A. Tjaden	495,000	330,000	150	168
Bradley D. Determan	430,383	286,915	150	114
Jerald K. Dittmer	405,610	324,501	125	139
Marco V. Molinari	479,226	319,501	150	107

Notes

(1)   The amounts in this column consist of stock option grants and LTPP awards, but do not include special stock option grants to Messrs. Determan and Dittmer on May 6, 2008 valued at $300,000 and $88,750, respectively.  The amount set forth for Mr. Tjaden has been annualized for the three-year performance period of the award.  Mr. Tjaden’s actual total long-term incentive target award was prorated based on his start date of August 25, 2008 and equaled $231,757.

               Ms. Pamela Long
               U.S. Securities and Exchange Commission

               June 5, 2009

Executive Stock Ownership Guideline, page 29

9.    Please disclose whether the named executive officers are in compliance with your stockholding guidelines.  Please also comply with this comment with respect to the directors, as discussed on page 38.

The Corporation respectfully acknowledges the Staff's comment and will disclose in future filings, as applicable, whether (i) the Corporation's named executive officers are in compliance with the Corporation's executive stock ownership guidelines and (ii) the Corporation's directors are in compliance with the Corporation's policy with regard to stock ownership by directors.  As of January 3, 2009, the end of the Corporation's 2008 fiscal year, none of the Corporation's named executive officers with five or more years of service were in compliance with the Corporation's executive stock ownership guidelines and six of the Corporation's directors (Miguel M. Calado, Gary M. Christensen, Cheryl A. Francis, Dennis J. Martin, Abbie J. Smith and Brian E. Stern) were in compliance with the Corporation's policy with regard to stock ownership by directors.

We appreciate the Staff's efforts to assist us in complying with applicable disclosure requirements and enhancing our overall disclosure.  Please contact me if you have any questions or requests for additional information in connection with our responses.

Sincerely,
Steven M. Bradford
Vice President, General Counsel and Secretary

Enc.